Exhibit 99.1

FOR IMMEDIATE RELEASE

Asta Funding, Inc.’s Board of Directors Rejects

Unsolicited Tender Offer

Board Urges Shareholders Not to Tender Shares as Offer Significantly Undervalues Asta Funding, Inc. and Does Not Reflect the Value the Company will contribute to Shareholders

Asta Funding, Inc. Files 14D-9 with SEC and Sends Letter to Shareholders Providing Basis for Board’s Unanimous Decision and Announcing “Dutch Auction” Issuer Tender Offer with a Price Range of $9.50 to $10.25

Englewood Cliffs, New Jersey, March 31, 2016 — Asta Funding, Inc. (NASDAQ: ASFI) (“Asta” or the “Company”) today announced that its Board of Directors, after careful consideration and in consultation with a special committee of the Board and its financial and legal advisors, has unanimously determined to recommend that shareholders reject MPF Investco 4, LLC’s, a direct, wholly-owned subsidiary of The Mangrove Partners Master Fund, Ltd. (“Mangrove”), unsolicited tender offer to acquire up to 3,000,000 shares of common stock of Asta at price of $9.00 per share (the “Mangrove Offer”). Furthermore, the Company has announced its intention to commence an issuer tender offer for 3,000,000 shares of Asta common stock pursuant to a “Dutch Auction” format at a price range of $9.50 to $10.25 per share.

“Our Board of Directors unanimously concluded that Mangrove’s unsolicited tender offer significantly undervalues Asta, is inadequate and is not in the best interests of Asta and its shareholders,” said Gary Stern, President and Chief Executive Officer. “We remain very confident in the growth prospects of Asta. We continue to believe that Mangrove’s tender offer is opportunistic and would transfer current and future value of Asta to Mangrove at a price we believe does not represent the value of Asta’s assets, business and prospects.”

Furthermore, in recognition that certain shareholders may desire to sell their shares, the Company’s Board announced it will commence a self-tender offer. “For shareholders who wish to sell their shares,” Mr. Stern remarked, “the price per share in our self-tender is higher than is offered by Mangrove. For shareholders who wish to maintain their investment in the Company, and as a result of the retirement of the shares from shareholders who do elect to tender, the effect on book-value per share will be accretive. We believe that this will have a positive impact on our market price. Neither of these benefits will be recognized as a result of participation in Mangrove’s tender offer.”

In reaching its recommendation that shareholders reject the Mangrove Offer and implement its own self-tender offer, the Asta Board of Directors (“Asta Board”), and in particular the Special Committee of the Asta Board convened specifically in response to the Mangrove Offer, considered numerous factors in consultation with Asta’s management and the Special Committee’s advisors. These factors and the basis for the Board’s decision are described in detail in Asta’s Schedule 14D-9, which has been filed with the Securities and Exchange Commission (“SEC”), and published on Asta’s website at www.astafunding.com.

In addition, Asta is sending the following letter to its shareholders, which highlights some of the many factors the Asta Board considered in the review of the Mangrove Offer and its decision to implement its own self-tender offer:

March 31, 2016

YOUR ASTA BOARD RECOMMENDS THAT YOU REJECT

THE MANGROVE OFFER AS INADEQUATE

Dear Asta Shareholder,

As you may know, on March 22, 2016, MPF Investco 4, LLC, a direct, wholly-owned subsidiary of the Mangrove Partners Master Fund, Ltd. (“Mangrove”) commenced an unsolicited tender offer to acquire your shares of Asta for $9.00 per share (the “Mangrove Offer”). After a thorough review of Mangrove’s offer, your Board of Directors, in consultation with a special committee of the board and its financial and legal advisors, has unanimously determined that the offer significantly undervalues Asta, is inadequate and is not in the best interests of Asta and its shareholders.

Your Board Unanimously Recommends You NOT Tender Your Shares Into the Mangrove Offer.

In lieu thereof, the Board of Directors has announced its intention to conduct its own self-tender offer pursuant to a “Dutch Auction” format at a price per share range of $9.50 to $10.25. For more information with respect to the “Dutch Auction” format, or with respect to our self-tender offer in general, please contact our information agent, Georgeson, Inc. at (877) 278-4774.

Your Board’s Solicitation / Recommendation Statement on Schedule 14D-9 details the reasons that formed the basis of your Board’s recommendation regarding the Mangrove Offer. We urge you to carefully review them, and the rest of the Schedule 14D-9. We will deliver to you the information with respect to our self-tender offer shortly.

WE STRONGLY BELIEVE THE MANGROVE OFFER IS AN OPPORTUNISTIC EFFORT TO ACQUIRE YOUR ASTA SHARES AT AN INADEQUATE PRICE

We believe the Mangrove Offer is inadequate and substantially undervalues Asta.

The Mangrove Offer fails to appropriately reflect the value of Asta’s balance sheet liquidity and earnings that can be generated from that liquidity.

Beginning with the “Great Recession” commencing in December 2007, the general outlook of the economy was highly uncertain. In response to this uncertainty, and in the exercise of its fiduciary duties, the Board of Directors adopted a strategy of preserving adequate liquidity until such time as the economy and financial markets stabilized, and then being in a position to utilize that liquidity to acquire other companies or lines of business. It was this prudent management of the Company’s liquidity that allowed it to purchase the remaining 20% portion of CBC Settlement Funding, LLC that it did not already own on December 31, 2015.

As a result of this strategy, which helped Asta weather the economic downturn and volatility of the past few years, approximately 35% of Asta’s assets as of December 31, 2015 consist of cash and available for sale securities. Although given the low interest rate environment, the Company’s return on its cash and cash-equivalent assets were necessarily relatively low, the Board believes that the Company’s business model requires ready access to liquid assets in the current financial environment.

The Mangrove Offer values Asta at a discount to its present book value, and to the 52 week high trading price of Asta’s common stock.

Mangrove claims that it is offering a 6.13% premium over the price of Asta’s common stock as of the date of commencement of the Mangrove Offer. However, the $9.00 price in the Mangrove Offer is a discount of 38% to Asta’s book value of $14.49 as of December 31, 2015. In addition, the purchase price in the Mangrove Offer represents a 4.0% discount from the 52 week high price for Asta’s stock, reached on August 14, 2015. It is clear that the Mangrove Offer seeks to take advantage of a dip in Asta’s stock price and purchase the shares at substantially less than their book value.

WE BELIEVE THAT ASTA’S ISSUER TENDER PROVIDES BETTER VALUE TO ALL SHAREHOLDERS, BOTH THOSE THAT SEEK LIQUIDITY AND DECIDE TO TENDER INTO ASTA’S SELF-TENDER OFFER AND THOSE WHO ELECT TO REMAIN AS SHAREHOLDERS OF ASTA.

Asta’s self-tender provides better value to shareholders who desire liquidity and choose to tender.

The Board of Directors of Asta recognizes that there is not a deeply liquid trading market for Asta’s common stock and that therefore some shareholders may tender into the Mangrove Offer to gain liquidity, even though the $9.00 offering price undervalues Asta’s stock. The Board is therefore announcing that it will commence a self-tender offer for up to 3,000,000 shares of Asta’s common stock. Asta’s self-tender will be structured as a Dutch Auction with a price range of $9.50 to $10.25 per share. Even at the low end of the range, Asta’s proposed issuer tender provides greater value that does the Mangrove Offer.

Asta’s self-tender will provide substantial value for remaining shareholders of Asta, unlike the Mangrove Offer.

As a result of Asta’s self-tender, all shares purchased will be retired. This will reduce the number of outstanding Company common shares, while increasing the book value per share and the earnings per share. For example, Asta estimates that if it purchases 3,000,000 shares at a price of $9.90 per share (the approximate mid-point of the issuer tender offer), the book value per remaining share will increase by 11.3% and earnings per share as of December 31, 2015 would increase by $0.16 per share. Asta believes an increase in book value and earnings per share will likely have a positive impact of the market price of Asta’s common stock.

***

We strongly believe in Asta’s continued strong performance and its ability to create shareholder value in the near- and long-term.

We urge you to NOT Tender into the Mangrove Tender Offer.

We urge you to review the materials with respect to Asta’s self-tender offer when they are available.

Your Board of Directors and management team will continue to act in the best interests of Asta and its shareholders. If you have questions please contact Asta’s information agent, Georgeson, Inc., toll-free at (877) 278-4774.

Thank you for your continued support.

Sincerely,
/s/ Gary Stern
Gary Stern
Chairman, Chief Executive Officer

Keefe, Bruyette & Woods, Inc. served as financial advisor to the Special Committee of the Asta Board and Windels Marx Lane & Mittendorf, LLP is serving as Asta’s legal counsel.

About Asta

Based in Englewood Cliffs, NJ, Asta Funding, Inc., is engaged in several business segments in the financial services industry including structured settlements through our 100% owned subsidiary CBC Settlement Funding, LLC (www.cbcsettlementfunding.com.), funding of personal injury claims, through our 80% owned subsidiary Pegasus Funding, LLC, social security and disability benefit advocates through our wholly owned subsidiary GAR Disability Advocates , LLC and the business of managing for its own account the servicing of distressed consumer receivables with the concentration of acquiring consumer receivables in the international sector. For additional information, please visit our website at http://www.astafunding.com.

Forward-Looking Statements

All statements in this press release other than statements of historical facts, including without limitation, statements regarding our future financial position, business strategy, budgets, projected revenues, projected costs, and plans and objective of management for future operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expects,” “intends,” “plans,” “projects,” “estimates,” “anticipates,” or “believes” or the negative thereof, or any variation thereon, or similar terminology or expressions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors which could materially affect our results and our future performance include, without limitation, our ability to purchase defaulted consumer receivables at appropriate prices, changes in government regulations that affect our ability to collect sufficient amounts on our defaulted consumer receivables, our ability to employ and retain qualified employees, changes in the credit or capital markets, changes in interest rates, deterioration in economic conditions, negative press regarding the debt collection industry which may have a negative impact on a debtor’s willingness to pay the debt we acquire, and statements of assumption underlying any of the foregoing, as well as other factors set forth under “Item 1A. Risk Factors” in our annual report on Form 10-K for the year ended September 30, 2015 and other filings with the SEC. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the foregoing. Except as required by law, we assume no duty to update or revise any forward-looking statements.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Asta has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the “SEC”) with respect to Mangrove’s unsolicited exchange offer. INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THESE AND OTHER DOCUMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS) FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents, including any solicitation statement (and amendments or supplements thereto) and other documents filed by Asta with the SEC, will be available for no charge at the SEC’s website at http://www.sec.gov and at the investor relations section of Asta’s website at http://www.Astafunding.com. Copies may also be obtained by contacting Asta’s Investor Relations by mail at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 or by telephone at (201) 567-5648.